DREYFUS INSTITUTIONAL CASH ADVANTAGE FUND
STATEMENT OF INVESTMENTS
July 31, 2005 (Unaudited)

	Principal	
Negotiable Bank Certificates of Deposit - 41.1%	Amount ($)	Value ($)
American Express Centurion Bank		
3.29%, 8/9/2005	65,000,000	65,000,000
Banca Intesa (Yankee)		
3.28% - 3.30%, 8/9/2005 - 8/12/2005	380,000,000	380,000,000
Banca Monte Dei Paschi Di Siena (Yankee)		
3.29%, 8/9/2005	200,000,000	200,000,000
Bank Of The West (Yankee)		
3.32%, 8/12/2005	50,000,000	50,000,000
Barclays Bank PLC (Yankee)		
3.28% - 3.45%, 8/8/2005 - 9/30/2005	325,000,000	325,000,000
Citibank NA		
3.43%, 9/16/2005	180,000,000	180,000,000
Credit Suisse (Yankee)		
3.32%, 8/12/2005	150,000,000	150,000,000
Credit Suisse First Boston (Yankee)		
3.45%, 9/30/2005	200,000,000	200,000,000
Dexia Credit Locale (Yankee)		
3.29%, 8/9/2005	40,000,000	40,000,000
Eurohypo AG (Yankee)		
3.29% - 3.31%, 8/8/2005 - 8/12/2005	250,000,000 [a]	250,000,000
First Tennessee Bank N.A.		
3.31% - 3.44%, 8/12/2005 - 9/30/2005	375,000,000	375,000,000
HSH NordBank (Yankee)		
3.31%, 8/12/2005	75,000,000	75,000,000
KBC Bank N.V. (Yankee)		
3.30%, 8/12/2005	50,000,000	50,000,000
Royal Bank Of Scotland PLC (Yankee)		
3.30%, 8/12/2005	400,000,000	400,000,000
Societe Generale (Yankee)		
3.45%, 9/30/2005	250,000,000	250,000,000
Svenska Handelsbanken (Yankee)		
3.45%, 9/30/2005	200,000,000	200,000,000
Washington Mutual Bank (Yankee)		
3.31%, 8/12/2005	50,000,000	50,000,000
Washington Mutual Bank FA		
3.45% - 3.46%, 9/28/2005 - 9/30/2005	250,000,000	250,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $3,490,000,000)		**3,490,000,000**
Commercial Paper - 47.3%		
Alliance & Leicester		
3.45%, 9/28/2005	85,000,000	84,531,650
Allied Irish Banks N.A.		
3.46%, 10/3/2005	50,000,000	49,699,875
ASB Bank LTD		
3.46%, 9/30/2005	45,000,000	44,742,750
Atlantis One Funding Corp.		
3.28% - 3.45%, 8/9/2005 - 9/30/2005	230,684,000 [a]	229,866,686
Barclays US Funding Corp		
3.30%, 8/12/2005	50,000,000	49,949,660
Bear Stearns Cos. Inc.		
3.29%, 8/9/2005	100,000,000	99,927,111
Beethoven Funding Corp		
3.29% - 3.30%, 8/3/2005 - 8/8/2005	175,000,000 [a]	174,922,514
BNP Paribas Finance Inc.		
3.30%, 8/1/2005	100,000,000	100,000,000
CBA (Delaware) Finance Inc.		
3.45%, 9/30/2005	64,800,000	64,430,640
CC USA Inc.		
3.29%, 8/10/2005	21,000,000	20,982,780
Charta LLC		
3.44%, 9/26/2005	100,000,000 [a]	99,468,778
Deutche Financial LLC		
3.32%, 8/1/2005	350,000,000	350,000,000

Dexia Delaware LLP		
3.46%, 10/3/2005	219,600,000	218,281,851
Dresdner U.S. Finance Inc.		
3.31%, 8/12/2005	200,000,000	199,798,333
Eurohypo AG		
3.29%, 8/8/2005	140,000,000 [a]	139,910,711
Fairway Finance Corp.		
3.29%, 8/10/2005	76,879,000 [a]	76,815,959
HSH NordBank		
3.45%, 9/30/2005	130,000,000	129,259,000
Lloyds TSB Bank PLC		
3.30%, 8/12/2005	241,400,000	241,157,326
Long Lane Master Trust		
3.29%, 8/5/2005	248,541,000 [a]	248,450,421
Monta Blanc Captial Corp.		
3.30%, 8/10/2005	41,721,000 [a]	41,686,684
Morgan Stanley & CO.		
3.33%, 8/12/2005	55,000,000	54,944,206
Norddeutsche Landesbank Girozentrale		
3.28%, 8/8/2005	100,000,000	99,936,417
Nordea North America Inc.		
3.46% - 3.47%, 9/30/2005	200,000,000	198,855,833
Prudential Funding LLC.		
3.30%, 8/1/2005	118,050,000	118,050,000
RaboBank USA Financial Corp.		
3.45%, 9/30/2005	99,000,000	98,436,525
Sigma Finance Inc.		
3.28% - 3.48%, 8/2/2005 - 9/28/2005	106,300,000 [a]	106,016,969
Societe Generale NA Inc.		
3.31%, 8/12/2005	115,723,000	115,606,313
Solitaire Funding LLC		
3.45%, 9/30/2005	15,000,000 [a]	14,914,500
Svenska HandelsBanken Inc.		
3.31%, 8/12/2005	209,700,000	209,488,553
Total Finacial Capitol		
3.30%, 8/1/2005	233,050,000 [a]	233,050,000
Toyota Motor Credit Corp.		
3.28%, 8/9/2005	100,000,000 [a]	99,927,333
Total Commercial Paper		
(cost $4,013,109,377)		**4,013,109,377**

Time Deposits - 11.7%

Chase Manhattan Bank USA (Grand Cayman)		
3.31%, 8/1/2005	300,000,000	300,000,000
Fortis Bank (Grand Cayman)		
3.31%, 8/1/2005	300,000,000	300,000,000
Natexis Banques Populares (Grand Cayman)		
3.30%, 8/1/2005	200,000,000	200,000,000
State Street Bank & Trust Co. (Grand Cayman)		
3.28%, 8/1/2005	108,000,000	108,000,000
Wells Fargo Bank N.A. (Grand Cayman)		
3.28%, 8/1/2005	86,700,000	86,700,000
Total Time Deposits		
(cost $994,700,000)		**994,700,000**
Total Investments (cost $8,497,809,377)	**100.1%**	**8,497,809,377**
Liabilities, Less Cash and Receivables	**(.1%)**	**(15,467,367)**
Net Assets	**100.0%**	**8,482,342,010**

a Secutities exempt from registration under Rule 144A of the Secutities Act of 1933.These securities may be
   resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2005,
   these securities amounted to $1,715,030,555 or 20.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Institutional Cash Advantage Plus Fund
Statement of Investments
July 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 38.8%	Principal Amount ($)	Value ($)
Bank Of The West (Yankee)		
3.32%, 8/12/2005	50,000,000	50,000,000
Barclays Bank PLC (Yankee)		
3.45%, 9/30/2005	50,000,000	50,000,000
Credit Suisse First Boston (Yankee)		
3.45%, 9/30/2005	50,000,000	50,000,000
Dexia Credit Locale (Yankee)		
3.29%, 8/9/2005	60,000,000	60,000,000
First Tennessee Bank		
3.44%, 9/30/2005	50,000,000	50,000,000
KBC Bank N.V. (Yankee)		
3.30%, 8/12/2005	50,000,000	50,000,000
Royal Bank Of Scotland PLC (Yankee)		
3.30%, 8/12/2005	50,000,000	50,000,000
Societe Generale (Yankee)		
3.45%, 9/30/2005	60,000,000	60,000,000
Svenska Handelsbanken (Yankee)		
3.45%, 9/30/2005	50,000,000	50,000,000
Washington Mutual Bank FA		
3.45% - 3.46%, 9/28/2005 - 9/30/2005	55,000,000	55,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $525,000,000)		**525,000,000**
Commercial Paper - 46.0%		
Atlantis One Funding Corp.		
3.45%, 9/30/2005	36,071,000 [a]	35,865,696
Beethoven Funding Corp.		
3.29% - 3.30%, 8/5/2005 - 8/8/2005	62,060,000 [a]	62,024,949
Beta Finance Inc.		
3.45%, 9/30/2005	28,500,000 [a]	28,337,550
Deutsche Bank Financial LLC		
3.32%, 8/1/2005	50,000,000	50,000,000
Govco		
3.31%, 8/10/2005	50,000,000 [a]	49,958,750
Harrier Finance Funding		
3.28%, 8/8/2005	30,000,000 [a]	29,980,867
HSH Nordbank		
3.42%, 9/30/2005	20,000,000	19,886,000
Long Lane Master Trust		
3.28%, 8/5/2005	48,785,000 [a]	48,767,221
Morgan Stanley & Co.		
3.32%, 8/12/2005	50,000,000	49,949,278
Pace (Premier Asset Collateralized Entity)		
3.43%, 9/30/2005	24,900,000 [a]	24,757,655
Prudential Funding LLC		
3.30%, 8/1/2005	50,000,000	50,000,000
Sigma Finance Inc.		
3.27%, 8/2/2005	8,000,000 [a]	7,999,273
Three Pillars Funding Corp.		
3.28%, 8/8/2005	40,582,000 [a]	40,556,118
Total Capital		
3.30%, 8/1/2005	50,000,000 [a]	50,000,000
Toyota Motor Credit Corp.		
3.27%, 8/9/2005	50,000,000 [a]	49,963,667
White Pine Corp.		
3.42%, 9/29/2005	24,358,000 [a]	24,221,473
Total Commercial Paper		
(cost $622,268,496)		**622,268,496**

Time Deposits - 15.4%

Chase Manhattan Bank (Grand Cayman)		
3.31%, 8/1/2005	50,000,000	50,000,000
Fortis Bank (Grand Cayman)		
3.31%, 8/1/2005	50,000,000	50,000,000
Natexis Banques Populares (Grand Cayman)		
3.30%, 8/1/2005	50,000,000	50,000,000
State Street Bank & Trust Co. (Grand Cayman)		
3.28%, 8/1/2005	32,000,000	32,000,000
Wells Fargo Bank N.A. (Grand Cayman)		
3.28%, 8/1/2005	27,000,000	27,000,000
Total Time Deposits		
(cost $209,000,000)		**209,000,000**
Total Investments (cost $1,356,268,496)	**100.2%**	**1,356,268,496**
Liabilities, Less Cash and Receivables	**(.2%)**	**(2,365,906)**
Net Assets	**100.0%**	**1,353,902,590**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions
    exempt from registration, normally to qualified institutional buyers. At July 31, 2005, these securities amounted to $452,433,218
    or 33.4% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.